ROCKET FUEL INC.
1900 SEAPORT BLVD.
REDWOOD CITY, CA 94063

November 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Matthew Crispino
Barbara C. Jacobs
Mark P. Shuman

Re:    Rocket Fuel Inc.
Registration Statement on Form S-3
File No. 333-199901
Acceleration Request
Requested Date:    November 18, 2014
Requested Time:    5:00 PM Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocket Fuel Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-199901) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rachel B. Proffitt at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-3 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-3;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-3; and

Securities and Exchange Commission
November 14, 2014

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ROCKET FUEL INC.
By: /s/ JOANN COVINGTON
JoAnn Covington
Vice President and General Counsel

cc:        George H. John, Rocket Fuel Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.